ICAP Securities USA LLC and Subsidiary

(SEC I.D. No. 8-37947)

Consolidated Statement of Financial Condition

December 31, 2019

ICAP Securities USA LLC and Subsidiary
Index
December 31, 2019

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Securities USA LLC and Subsidiaries

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and subsidiaries (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2017.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2019

(dollars in thousands)

Assets

Cash and cash equivalents	$	115,889
Cash segregated under federal regulations		8,300
Deposits with clearing organizations		71,207
Securities purchased under agreements to resell		17,518
Securities borrowed		800,271
Receivable from brokers dealers and clearing organizations		195,824
Receivable from customers		341,677
Commissions receivable, net of allowance for doubtful accounts of $765		29,019
Receivable from affiliates		5,847
Sub debt loan receivable from affiliate		2,000
Exchange and trading memberships		1,189
Goodwill		2,312
Income taxes recievable		1,174
Prepaid expenses and other assets		6,683
Total assets		1,598,910

Liabilities and Member's Equity

Liabilities

Securities loaned		800,589
Payable to brokers, dealers and clearing organizations		88,247
Payable to customers		453,383
Payable to affiliates		19,263
Note payable to affiliate		17,000
Accrued personnel costs		22,058
Accrued expenses and accounts payable		6,381
Deferred tax liability		1,683
Income taxes payable		961
Total liabilities		1,409,565
Member's equity		189,345
Total liabilities and member's equity	$	1,598,910

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

(dollars in thousands)

1.   Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiary, ICAP Corporates LLC ("Corporates"), (referred to herein as the "Subsidiary", and the Company and Subsidiary together are referred to herein as the "Group") are Delaware limited liability companies. The Company's previous other wholly owned subsidiary, Linkbrokers Derivatives LLC was formally dissolved on September 26, 2019.

The sole Member of the Group was ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA had one Member ICAP US Financial Services LLC ("IUFS"). IUFS had two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI. On October 31, 2019, IBHNA reorganized its ownership structure by transferring its entire ownership interest in the Company to IGBI. IGBI's direct parent TP ICAP Americas Holdings Inc. ("TPIAHI") is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Group is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

Corporates is a broker-dealer registered with the SEC and is a member of FINRA. Corporates is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

Corporates operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. Corporates self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

The Group may act in the capacity of "matched principal", and Corporates may also act in the capacity of "exchange give-up" or "name passing".

(dollars in thousands)

When acting in the capacity of "matched principal", the Group acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "exchange give-up" capacity, Corporates facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, Corporates connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, Corporates leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Corporates routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver verse payment and receive verse payment ("DVP/RVP") basis.

The Group self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/Commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Group, while managing and liquidating such positions, may generate a profit or a loss.

Securities Transactions:

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

(dollars in thousands)

2.   **Summary of Significant Accounting Policies**

<u>Basis of presentation</u>

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Group and its subsidiary. In the opinion of management, the consolidated statement of financial condition include all adjustments necessary to present fairly the financial position at December 31, 2019.

<u>Use of Estimates</u>

Preparation of the consolidated statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Group acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Group also earns revenue from data sales.

*Matched principal transaction*s - The Group acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Group records a receivable between trade date and payment on settlement date.

Agency commissions – The Group acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Group's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Group charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Group accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Data sales- The Group earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Group's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Group's revenue recognition may differ from the timing of payment by

(dollars in thousands)

customers. The Group records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Group's service obligation, deferred revenue is recorded until the Group's performance obligations are satisfied. The Group did not have any deferred revenue as of December 31, 2019.

Lease Accounting

The Group adopted ASC 842 Lease Accounting ("the new lease accounting standard") on January 1, 2019, and has determined that adoption of this new standard and the accounting for leases did not have a material impact on the Group's financial condition.

(a) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2019 includes $115,889 of cash held in demand deposit accounts by two major financial institutions. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2019, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

(b) Cash Segregated Under Federal Regulations

Cash in the amount of $7,500 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2019, cash in the amount of $300 and $500 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve accounts by Corporates and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

(c) Exchange and Trading Memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company and Corporates carry these restricted shares at cost of approximately $920 and $85 respectively. Additionally, Corporates owns two trading memberships with the Intercontinental Exchange Inc.("ICE"). The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $2.

Corporates also owns a CBOT trading membership seat. Corporates carries this membership seat at cost of $182.

The Company and Corporates are required to hold these shares and trading memberships in order to maintain their trading membership privileges. The Group and Corporates performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

(dollars in thousands)

(d) Securities Transactions

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are also recorded on a trade date basis.

Securities owned are recorded at fair value.

(e) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the consolidated statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the consolidated statement of financial condition.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

Interest income is accrued in accordance with contractual rates.

(f) Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Group tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Group is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Group uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Group concluded that there was no impairment to goodwill as of December 31, 2019.

(dollars in thousands)

(g) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

(h) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb expected credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of December 31, 2019, there was an allowance of $765.

(i) Income Taxes

The Group is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI and calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Group.

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Group's projected separate return results modified to apply the benefits-for-loss approach. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Group believes these assets will more likely than not be realized. In making such a determination, the Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Group determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that

(dollars in thousands)

meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

It is the Group's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities

3. **Income Taxes**

The Group had a U.S. federal and state net deferred tax liability of $1,683 as of December 31, 2019. Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities.

Deferred tax assets and liabilities at December 31, 2019 are comprised of the following.

Deferred Tax Assets:			
Bad Debt	220		
Bonus	157		
Redundancy provision	68		
Equity compensation	9		
Total deferred tax assets	**454**		
Deferred Tax Liabilities:			
Incentive contract payments	1,666		
Amortization	471		
Total deferred tax liabilities	**2,137**		
Net deferred tax liability	1,683		
Valuation Allowance	-		
Total net deferred tax liability	**1,683**		

The effective tax rate for the for year ended December 31, 2019, is 30.9%. The effective tax rate differs from the federal statutory tax rate primarily due to the impact of state and local income taxes of 8.1%, return to provision adjustment of -.6%, and non-deductible expenses of 2.4%.

The Group follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying financial statements. As of December 31, 2019, the Group has not accrued any unrecognized tax benefits in the Group's consolidated statement of financial condition.

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to establish a

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated statement of financial condition
December 31, 2019

(dollars in thousands)

valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2019.

Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent, TP ICAP Americas Holdings Inc [TPIAHI"], the significant jurisdictions which remain open for audit are U.S. Federal and New Jersey for tax years 2014 and after and New York for tax years 2013 and after.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable			Payable	
Fail-to-deliver	$	186,713	Fail-to-receive	$	84,936
Receivable from clearing brokers and clearing organizations		5,517	Payable to clearing brokers and clearing organizations		-
Other		3,594 (a)	Other		3,311 (a)
	$	195,824		$	88,247

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Commitments and Contingencies

On February 1, 2019, the Company entered into a $5,000 revolving subordinated loan agreement with its affiliate First Brokers Securities LLC ("FB"). Under the agreement the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the loan is 5.5 percent. As of December 31, 2019, FB had drawn down $2,000 on the loan. The loan agreement matures on January 31, 2020. Additionally, the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges"). The Company has reflected the $2,000 receivable balance in sub debt loan receivable from affiliate in the consolidated statement of financial condition.

The Group has access to a 270,000 GBP revolving credit facility through its main United Kingdom parent. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Group and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by the United Kingdom parent and sent to the Group to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on

(dollars in thousands)

April 2, 2020. Additionally, the Group has direct access to a $75,000 overdraft facility with a major financial institution.

As of December 31, 2019, the Group had not drawn down on the revolving credit facility.

As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2019, the Company's commitment to the CCLF was $955,286 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Group. In some of these actions, substantial amounts are claimed. The Group is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Group's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Group contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Group cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its consolidated statement of financial condition.

7. **Offsetting Financial Assets and Financial Liabilities**

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated statement of financial condition
December 31, 2019

(dollars in thousands)

Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities

borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Group discloses both gross and net information about financial instruments and transactions eligible for offset in the consolidated statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the consolidated statement of financial condition.

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2019.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Market Value	Cash Collateral Received	Net Amount
Securities borrowed	$ 800,271	$ -	$ 800,271	$ (779,665)	$ -	$ 20,606
Securities purchased under agreements to resell	17,518	-	17,518	(17,276)		242
Total	$ 817,789	$ -	$ 817,789	$ (796,941)	$ -	$ 20,848

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated statement of financial condition
December 31, 2019

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Market Value	Cash Collateral Pledged	
Securities loaned	$ 800,589	$ -	$ 800,589	$ (779,665)	$ -	$ 20,924
Total	$ 800,589	$ -	$ 800,589	$ (779,665)	$ -	$ 20,924

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2019.

Securities Loaned	Gross carrying value
Equity securities	$ 487,048
Corporate debt	313,541
	$ 800,589

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

8. Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $130,733 at December 31, 2019, which was $127,757 in excess of the minimum liquid capital requirement of $2,976. The Group's ratio of liquid capital to total haircuts was approximately 53 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 2b).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, Corporates must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from

(dollars in thousands)

subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. The net capital and minimum net capital required of Corporates at December 31, 2019 are set forth below:

Group members	Net Capital		Minimum Net Capital Requirement		Excess Net Capital	
ICAP Corporates LLC	$	81,043	$	1,200	$	79,843
Total	$	81,043	$	1,200	$	79,843

The following summarizes the assets and liabilities of the subsidiary consolidated in the accompanying Consolidated statement of financial condition, but not consolidated in the Group's corresponding unaudited Form G-405 part II filed as of December 31, 2019:

	ICAP Corporates LLC	
Assets	$	1,049,208
Liabilities		921,107
Total	$	128,101

9. Employee Benefits

The Group participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Group matches a portion of all eligible employee contributions not to exceed a certain limit.

10. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

(dollars in thousands)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Group did not have any assets or liabilities classified as Level 3 at December 31, 2019.

Financial Instruments Measured at Fair Value

The Group's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At December 31, 2019, the Group's cash and cash equivalents are comprised of $115,889 cash held in demand deposit accounts.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2019 the Group did not have any transfers between levels.

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized in the consolidated statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

(dollars in thousands)

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2019			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 71,207	$ -	$ 71,207
Securities borrowed	-	800,271	-	800,271
Receivable from broker dealers and clearing organizations	-	195,824	-	195,824
Receivable from customers	-	341,677	-	341,677
Commissions receivable	-	29,019	-	29,019
Exchange and trading memberships	-	1,189		1,189
Total	$ -	$ 1,439,187	$ -	$ 1,439,187
Liabilities:				
Securities loaned	$ -	$ 800,589	$ -	$ 800,589
Payable to broker dealers and clearing organizations	-	88,247	-	88,247
Payable to customers	-	453,383	-	453,383
Total	$ -	$ 1,342,219	$ -	$ 1,342,219

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $779,665 and received cash or other collateral with a value of $800,589 which is recorded in the Group's consolidated statement of financial condition at December 31, 2019. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of $779,665 and has given cash or other collateral with a value of $800,271, which is recorded in the Group's consolidated statement of financial condition at December 31, 2019. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated statement of financial condition
December 31, 2019

(dollars in thousands)

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at December 31, 2019, was $45,895,296 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2019, the Group has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Group's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Group does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Group entered into agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Group provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll, paid on behalf of the Group. At December 31, 2019, the Group has a payable to affiliates of $18,472 under these agreements therefore has reflected this amount in payable to affiliates in the consolidated statement of financial condition.

Additionally, the Group has a receivables of $4,760 due from affiliates for shared administrative expenses incurred by the Group on behalf of the affiliate. The Company also has a payable of $416 due to an affiliate for shared administration expenses incurred by Corporates on behalf of the Company.

(dollars in thousands)

The Group has receivables from affiliates of $1,087 relating to commissions collected by affiliates on behalf of the Company, and the Group has payable to affiliates of $375 relating to commission collected by the Company on behalf of the affiliates

The Group has income taxes receivable due from an affiliate of $1,174, and has deferred income taxes payable to an affiliate of $1,683.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

In addition, Corporates provides clearing services for foreign affiliates, and the Company clears U.S. Government securities transactions for Corporates.

During June 2019, Corporates issued a promissory note payable to TPIAHI in exchange for a $22,000 loan from TPIAHI to help satisfy funding requirements for the settlement of securities transactions. Interest on the outstanding principal balance of the note accrues at an annual rate of 5.612%. At December 31, 2019, the outstanding principal balance of $17,000 is reflected in note payable to affiliate in the consolidated statement of financial condition, and accrued interest payable of $623 is reflected in payable to affiliates in the consolidated statement of financial condition. The note is payable on demand.

The Company has guaranteed Corporates' payment and performance to certain stock loan counterparties.

During 2018, the Company assigned its lease obligation for its facilities to TPIAHI. Under the terms of the assignment the Company has guaranteed payment and any related performance required under the lease obligation in the event TPIAHI fails to perform its lease obligation duties. At December 31, 2019 the future minimum lease commitments under the lease is as follows:

Year Ending December 31, 2019

2020	$	647
2021		718
2022		718
2023		718
2024		718
Thereafter		598
	$	4,117

The Company obtained an uncollateralized letter of credit in the amount of $1,160, in order to satisfy the requirements of the lease agreement for its disaster recovery facility which was assigned to TPIAHI.

13. **Integration plan costs**

The Group incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

(dollars in thousands)

The Group records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Group establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Group accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Group makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Group. The Group will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Group's most current estimates.

At December 31, 2019, the Group has recorded a liability of $236, for its obligations related to the integration cost plan.

14. Subsequent Events

The Group has performed an evaluation of subsequent events through February 28, 2020. On January 6, 2020, the Company began submitting all MBS transactions to the FICC from its FICC broker account instead of its FICC dealer account in order to significantly reduce its future CCLF requirements. There have been no other subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of December 31,2019, or for the year then ended.